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J. PATRICK LOOFBOURROW
(858) 550-6089
jploofbourrow@cooley.com
November 14, 2005
Via Edgar and Federal Express
Mr. Jeffrey P. Riedler, Esq.
Ms. Mary K. Fraser, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mailstop 6010
100 F Street, NE
Washington, D.C. 20549

Re:	SGX Pharmaceuticals, Inc. Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-128059)
Ladies and Gentlemen:
Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act"), on behalf of our client SGX Pharmaceuticals, Inc. (the “Company") is Amendment No. 3 (“Amendment No. 3") amending the Company’s Registration Statement on Form S-1, File No. 333-128059 (the “Registration Statement") originally filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on September 2, 2005. Amendment No. 3 is marked to show changes from Amendment No. 2 to the Registration Statement filed with the Commission on October 21, 2005.
Amendment No. 3 is being filed in response to comments received from the staff of the Commission (the “Staff") by letter dated November 8, 2005 with respect to Amendments No. 1 and No. 2 to the Registration Statement. The numbering of the paragraphs below correspond to the numbering of the comment letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of Amendment No. 3.
Prospectus Summary
1.	Please revise the discussion of the Phase I/II trial to clearly state that later stage clinical trials might not support these results.

Additional disclosure has been added at page 3 in response to the Staff’s comment.

2.	Much of the discussion of the Phase II/III clinical trial of Troxatyl is too detailed for the summary. Please revise to move the following information to the Business section where these details are more appropriate:

Mr. Jeffrey P. Riedler, Esq.
Ms. Mary K. Fraser, Esq.
November 14, 2005
Page Two
“Because there is currently no approved therapy or standard of care for this patient population, we will compare the results of this trial to historical results observed at M.D. Anderson Center in similar patients. The clinical trial has been designed to enroll a sufficient number of patients to reliably detect a doubling of the historical complete response rate of 4.7% derived from the M.D. Anderson Cancer Center database. The Phase II/III patient population is similar to that studied in our recently completed Phase I/II Troxatyl clinical trial. Clinical response will be measured up to approximately 60 days after dosing in each patient.”
The Company acknowledges the Staff’s comment and has removed the requested information from the Prospectus Summary. The information is already included in the Business section at page 55.

3.	We note your statement that you expect to complete enrollment in the third quarter of 2006 and announce the results shortly thereafter. What is the duration of the trial?

The Company has revised the disclosure at page 3 and elsewhere in the Registration Statement to clarify that it expects to announce the results in the fourth quarter of 2006. The Company supplementally advises the Staff that it commenced enrollment for its Phase II/III clinical trial in August 2005 and expects to complete enrollment in the third quarter of 2006. The Company further supplementally advises the Staff that it expects to have results with respect to safety and the primary clinical endpoint (complete response rate) for all patients in the trial within approximately 45 to 90 days after enrollment of the last patient. Accordingly, the Company expects to announce the results of the trial with respect to safety and the complete response rate during the fourth quarter of 2006. The Company estimates the duration of the trial from commencement of enrollment to obtaining results with respect to safety and the complete response rate for the last patient enrolled to be approximately 12 to 15 months.

Mr. Jeffrey P. Riedler, Esq.
Ms. Mary K. Fraser, Esq.
November 14, 2005
Page Three
Management’s Discussion and Analysis of Financial Condition and Results of Operations — page 38
Financial Operations Overview
Research and Development Expense, page 39
4.	We have reviewed your response to comment 31 and your revised disclosures. As you have only characterized approximately 20% of your research and development expense for each year presented, please revise your disclosure to include additional information regarding the focus of management’s research and development efforts. Please quantify this information, as appropriate.

Additional disclosure regarding the focus of management’s research and development efforts and detail regarding research and development expenses for each period presented has been added at page 39 in response to the Staff’s comment. The Company supplementally advises the Staff that a substantial portion of its research and development expenses are not allocated to particular research and discovery programs. As a result, although the Company has added additional detail with respect to research and development expenses with respect to its discovery and research and development programs at page 39, the Company is not able to provide any additional detail with respect to such unallocated expenses.
Liquidity and Capital Resources
Cash Flows, page 45
5.	We note your response to comment 37 and your revised disclosures. It does not appear that your disclosure addresses the material changes in the underlying drivers including the specific inflows and outflows generated, but merely describes items identified on the face of the statement of cash flows. Please note that the expanded disclosures should be included in the cash flow discussion for all periods presented. In addition, please address the trend of cash being used in operations and include a discussion and analysis of known trends and uncertainties.

The Company acknowledges the Staff’s comment and has included additional disclosure at page 46 regarding the material changes in the underlying cash-flow drivers, including specific inflows and outflows. The expanded disclosure has been included in the cash flow discussion for each of the periods presented in response to the Staff’s comment. Additional disclosures regarding the trend of cash being used in operations and known trends and uncertainties have also been included at page 46 in response to the Staff’s comment. The Company supplementally advises the Staff that additional disclosure with respect to known trends and uncertainties is included under the subheadings “Sources of

Mr. Jeffrey P. Riedler, Esq.
Ms. Mary K. Fraser, Esq.
November 14, 2005
Page Four
Liquidity” and “Funding Requirements” of the “Liquidity and Capital Resources” section of the MD&A and elsewhere in the MD&A under the headings “Contractual Obligations” and “Financial Operations Overview”.
Contractual Obligations, page 47
6.	We note your response to comment 38. We also note that you changed the disclosure for contractual obligations to be as of September 30, 2005. In accordance with Item 303 of Regulation S-K, the information in the contractual obligation table should be as of the latest fiscal year end balance sheet date. Please revise.

The requested revision has been made at page 48 in response to the Staff’s comment.

7.	We have reviewed your response to comment 38 and the additional disclosures included in your filing. Please quantify the aggregate amount of milestone payments contingently payable to Shire.

The Company acknowledges the Staff’s comment and has included additional disclosure regarding the aggregate amount of milestone payments contingently payable to Shire at pages 46, 48, 53 and 64.
Business — page 50
Troxatyl — page 51
8.	We note your response to comment 41. Please provide the aggregate amount of potential milestone payments to Shire as we previously requested. Also disclose the aggregate minimum royalty payments. While we are often willing to grant confidential treatment requests for the individual milestone amounts and the royalty percentage, we are not willing to grant confidential treatment to the aggregate potential milestones or the minimum royalty payments.

The Company acknowledges the Staff’s comment and has included additional disclosure regarding the aggregate amount of milestone payments and minimum royalty payments payable to Shire at pages 46, 48, 53 and 64.

Mr. Jeffrey P. Riedler, Esq.
Ms. Mary K. Fraser, Esq.
November 14, 2005
Page Five
Collaborations, Commercial Agreements and Grants — page 59
9.	We note your response to comment 48. Please make the revisions we previously requested. The revisions should also be consistent with the disclosure requested in our comment letter on your application for confidential treatment.

The requested revisions have been made at pages 61 through 64 in response to the Staff’s comments.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 4. Commitments and Collaborative Research and Development Agreements
Note Payable, page F-19
10.	We have reviewed your response to comment number 59. It would appear that paragraph 23 and 24 of SFAS 150 requires initial measurement of the liability at fair market value and that subsequent change in fair market value should be recognized through earnings. As such, please provide to us management’s justification for classification of this obligation as debt and why the provisions of APB 21 are appropriate or revise your financial statements to comply with SFAS 150. Additionally, please describe to us your methodology for determining the fair market value of this financial instrument.

The convertible note payable of $6 million, which requires settlement only through issuance of a variable amount of shares, has been recorded as a liability as of September 30, 2005 and December 31, 2004 in accordance with paragraph 12(a) of SFAS 150 . The conversion price will be determined at the time of an initial public offering or sale of the Company and is not settleable in cash as of September 30, 2005 and December 31, 2004.

The Company has considered paragraphs 23 and 24 of SFAS 150 in its accounting for the note. The convertible note payable is a $6 million fixed obligation that is settleable only in equity at a conversion price based on the current market price (as determined by a third-party transaction). Therefore, as the obligation is fixed amount, the fair value of the instrument should be the same amount as the face amount of the note. That is, while the number of shares to be issued will vary based on the then current market price, the settlement value will always be $6 million, which the Company believes is the fair value of the note. In addition, the Company believes that the fair value of the note will not be lower than the value of the stock to be issued in settlement of $6 million.

The Company considered APB Opinion No. 21 (APB 21), Interest on Payables and Receivables, for the accounting for the debt instrument, as the instrument was initially issued at an interest rate of 0% and paragraph 24 of SFAS 150 specifically mentions that if an instrument is not specifically covered by the guidance in paragraph 22 of SFAS 150, then the accounting guidance that specifies another measurement attribute should be applied.

The Company initially accounted for this instrument by imputing an interest rate and recognizing the associated interest expense through the maturity date of December 21, 2004. Application of APB 21 would not lead to a different accounting result as that described above, as the liability amount recorded in the balance sheet of $6 million at December 31, 2004 and September 30, 2005 is equal to the redemption or settlement amount of the note or $6 million.

Note 5. Redeemable Convertible Preferred Stock, page F-21
11.	We note your response to comment 58. Please provide a roll-forward of the balance of redeemable convertible preferred shares outstanding for each class of preferred shares for the period from December 31, 2004 to September 30, 2005.

The requested revisions have been made at pages F-22 and F-23 in response to the Staff’s comments.
* * * * *
The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and Amendment No. 3 as soon as possible. Please advise us if we can

Mr. Jeffrey P. Riedler, Esq.
Ms. Mary K. Fraser, Esq.
November 14, 2005
Page Six
provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 3 or this response letter to me at (858) 550-6089.
Sincerely,
/s/ J. Patrick Loofbourrow
J. Patrick Loofbourrow
JPL:amr

cc:	Michael Grey James Rotherham, CPA Annette North, Esq. Frederick T. Muto, Esq. Charles S. Kim, Esq. Ora T. Fisher, Esq. Cheston J. Larson, Esq.